                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          FORM U-3A-2 File No. 69-00410

        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                                 UGI CORPORATION
                              460 NORTH GULPH ROAD
                            KING OF PRUSSIA, PA 19406

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         UGI Corporation (the "Company" or "UGI") was incorporated as a stock corporation under the laws of Pennsylvania on December 20, 1991. The Company's principal office is located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

         UGI is a holding company which owns directly eight subsidiaries as follows:

                  a. UGI Utilities, Inc. ("UGI Utilities") is a public utility company incorporated in Pennsylvania that owns and operates (i) a natural gas distribution utility serving 14 counties in eastern and southeastern Pennsylvania, and (ii) an electric utility serving parts of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                           UGI Development Company is a wholly owned subsidiary
of UGI Utilities, Inc. and is more fully described below in Section 4a.

                           UGID Holding Company, a Delaware corporation, is a
Delaware investment holding company and a wholly owned subsidiary of UGI Development Company.

                  b. AmeriGas, Inc. is a Pennsylvania corporation which conducts a propane distribution business from approximately 600 district locations in 46 states through AmeriGas Partners, L.P., a Delaware limited partnership (the "Partnership"). Through its subsidiaries, AmeriGas, Inc. owns 58% of the Partnership. AmeriGas Propane, Inc., a Pennsylvania corporation, is a wholly owned subsidiary of AmeriGas, Inc. and the sole general partner of the Partnership and AmeriGas Propane, L.P., a Delaware limited partnership, 98.9% owned by AmeriGas Partners, L.P. AmeriGas, Inc. is also the parent company of Four Flags Drilling Company, Inc., an inactive Pennsylvania corporation.

                           Four Flags Drilling Company, Inc. is the parent
company of Four Flags Holding Company, a Delaware investment holding company.

                           AmeriGas Propane, Inc. is the parent company of (i)
AmeriGas Technology Group, Inc., a Pennsylvania corporation engaged in the commercialization of a patented process for use by waste treatment facilities, and (ii) Petrolane Incorporated, a Pennsylvania holding company.

                           AmeriGas Partners, L. P. is the parent company of
AmeriGas Finance Corp., a Delaware corporation that serves as co-obligor for certain debt securities of the Partnership.

                           AmeriGas Propane, L.P. is the parent company of (i)
AmeriGas Propane Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances, and (ii) Petrolane Offshore Ltd., an inactive Bermuda corporation.

                  c. UGI Enterprises, Inc. is a Pennsylvania corporation that is a holding company with seventeen direct and indirect subsidiaries. It conducts an electric energy marketing business under the trade name of POWERMARK, and a gas marketing business under the trade name of GASMARK through its wholly owned subsidiary, UGI Energy Services, Inc., a Pennsylvania corporation. UGI Power Supply, Inc., also a Pennsylvania corporation, is an inactive wholly owned subsidiary. Retail sales of hearth and patio products and services are conducted through another wholly owned subsidiary, Hearth USA, Inc., a Delaware corporation. Energy development partnerships in international markets are pursued through the following wholly owned subsidiaries of UGI Enterprises, (i) UGI International Enterprises, Inc., a Pennsylvania corporation, (ii) Eastfield International Holdings, Inc., a Pennsylvania corporation, (iii) UGI Black Sea Enterprises, Inc., a Pennsylvania corporation, (iv) UGI International (Romania), Inc., a Pennsylvania corporation, (v) UGI Romania, Inc., a Pennsylvania corporation, (vi) UGI International (China), Inc., a Delaware corporation, (vii) UGI China, Inc., a Delaware corporation, and (viii) UGI Southwest China Development Company, LLC, a Delaware limited liability company, and (ix) EuroGas Holdings, Inc., a Delaware investment holding company.

                           Eastfield International Holdings, Inc. is a wholly
owned subsidiary of UGI Enterprises and the parent company of Eastfield Beteilgungsgesellschaft m.b.H. ("Eastfield"), an Austrian limited liability company. Eastfield owns 99% of FLAGA Beteilgungs Aktiengesellschaft ("FLAGA"), an Austrian corporation which conducts a propane distribution business from locations in Austria, the Czech Republic, and Slovokia. Eurogas Holdings, Inc., another wholly owned subsidiary of UGI Enterprises, owns 1% of FLAGA. FLAGA conducts its distribution business by and through its wholly owned subsidiaries,
(i) FLAGA Energieversorgung GmbH, a German corporation, (ii) FLAGA Flussiggas Vertriebsgesellschaft m.b.H., a German corporation,

(iii) Flaga Plyn, spol. s r.o., a Czech Republic corporation, (iv) Flaga Slovplyn, spol. s r.o., a Slovokia corporation, and (v) FLAGA Tech Trade Gesellschaft m.b.H., an Austrian corporation.

                           Energy Services Holding Company, a Delaware
investment holding company, is a wholly owned subsidiary of UGI Energy Services, Inc.

                           CFN Enterprises, Inc., a Delaware corporation, is a
wholly owned subsidiary of UGI Enterprises, Inc., and owns 60% of CFN Networks LLC, a Delaware limited liability company engaged in the sale of liquefied petroleum gas.

                  d. UGI Properties, Inc. is a Pennsylvania corporation that owns UGI's corporate headquarters building in King of Prussia, Pennsylvania.

                  e. Ashtola Production Company is an inactive Pennsylvania corporation.

                           Ashtola Production Company is the parent company of
UGI Ethanol Development Corporation, an inactive Pennsylvania corporation.

                  f. United Valley Insurance Company, a Vermont corporation, provides auto, general, and workers' compensation liability insurance coverage to UGI and certain of its subsidiaries.

                  g. Northfield Holding Company is a Delaware investment holding company.

                  h. Vulcan Acquisition Corp. is an inactive Delaware corporation.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Company does not directly own any such properties.

                  The Company's subsidiary that is a public utility company, UGI Utilities, Inc., owns the following properties and related land rights used for
(1) the transmission and distribution of electric energy for sale to customers in communities which have granted a franchise to provide electric energy and (2) the distribution of natural gas throughout a 14 county service area in eastern and southeastern Pennsylvania to customers in communities which have granted a franchise to provide gas service.

                  a. Transmission lines: 2,083 miles of transmission and distribution lines and related facilities in portions of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                  b. Electric distribution facilities: 23 substations, transformers and associated distribution facilities located in the service area, in addition to the distribution lines referred to above.

                  c. Approximately 4,400 miles of gas mains, related service facilities and land rights, for the distribution of natural gas within the service area.

                  d. Gas storage plants: peak shaving facilities in Harrisburg, Reading and Bethlehem, Pennsylvania which produce propane air and have a design capacity to manufacture up to 35,000 Mcf. of propane air per day and a liquefied natural gas plant near Reading, Pennsylvania which has storage capacity of 270,000 Mcf. and is designed to add up to 25,000 Mcf. per day to the sendout capacity.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  a. Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                           None by UGI

                                UGI Utilities:

                                Retail             902,781,504 kwh.
                                                                       Revenues
                                Sold at Retail      31,207,687 Mcf.    $270,780,642
                                Transportation      46,658,993           62,963,825
                                                    ----------         ------------
                                Total               77,866,680 Mcf.    $333,744,467


                  b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           None by UGI or UGI Utilities

                  c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                           None by UGI.

                                    UGI Utilities - See Attachment A.

                                    NOTE: UGI Utilities' principal business is
the distribution of natural gas exclusively within the Commonwealth of Pennsylvania. Incidental to its principal business,

UGI Utilities may, from time to time, sell natural gas to other gas utilities or brokers on a wholesale basis. Some of these transactions may take place outside the state.

                  d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           None by UGI

                                    UGI Utilities, Inc. -     273,029,000 kwh.
                                                                                   Cost
                                                               38,224,156 Mcf.     $97,060,821

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           None by UGI.

         UGI Utilities' wholly owned subsidiary UGI Development Company, located at 400 Stewart Road in Wilkes-Barre Pennsylvania 18706-1495, is an EWG which operates a 48 MegaWatt coal-fired steam electric generation station in Hunlock Creek, Pennsylvania and owns a 1.11% interest in Conemaugh Station, a 1700 MegaWatt coal-fired steam electric generation facility located near Johnstown, Pennsylvania.

                  b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                           UGI Corporation owns 100% of UGI Utilities, Inc.,
which owns 100% of UGI Development
Company.

                  c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                           $10,605,113  Capital investment.

                           The Company has not made any direct or indirect
guarantee of the security of UGI Development Company and no UGI Development Company creditor has recourse to the Company.

                  d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           UGI Development Company capitalization as of 12/31/99 was $11,520,000 including $52,000 of common equity existing prior to the formation of the EWG.

                           Earnings during the reporting period were $336,000.

                  e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                           UGI Utilities purchases power from UGI Development
Company ("UGID") pursuant to UGID's market based rates tariff. UGID also has an agreement with UGI Utilities permitting UGID to interconnect Hunlock Station to UGI Utilities' transmission and distribution system. UGI Utilities and UGI Corporation perform administrative services for UGID such as payroll, human resources and legal services pursuant to administrative services agreements under which the cost of the service is allocated to UGID.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2000.

                                       UGI CORPORATION



                                       By: /s/ Anthony J. Mendicino
                                           ----------------------------
                                           Anthony J. Mendicino
                                           Vice President - Finance and
                                           Chief Financial Officer


CORPORATE SEAL
Attest:

/s/ Brendan P. Bovaird
-------------------------
Brendan P. Bovaird
Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Brendan P. Bovaird
                               Corporate Secretary
                                 UGI Corporation
                              460 North Gulph Road
                            King of Prussia, PA 19406

                                  ATTACHMENT A

                               UGI UTILITIES, INC.
                         OFF SYSTEM SALES BY STATE (MCF)
                                1/1/99 - 12/31/99

                                                      VOLUME                        REVENUE
                      Delaware                            85,694                     $214,102.44
                      Indiana                              2,772                       $5,783.24
                      Kentucky                           184,694                     $445,660.39
                      Louisiana                        1,277,486                   $2,737,111.60
                      Maryland                           198,560                     $506,109.77
                      North Carolina                       2,386                       $6,094.80
                      New Jersey                         589,211                   $1,489,294.68
                      New York                           277,853                     $706,661.62
                      Ohio                             1,697,406                   $3,532,268.77
                      Texas                                9,662                      $17,300.00
                      Virginia                           197,955                     $508,008.73
                      West Virginia                      804,764                   $1,930,456.34
                                                         -------                    ------------

                      TOTAL                            5,328,443                  $12,098,852.38

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

         Attached to this Form U-3A-2 as Exhibit A.

                                    EXHIBIT B

         A Financial Data Schedule setting forth the financial and other data that are applicable to the registrant on a consolidated basis.

         Attached to this Form U-3A-2 as Exhibit B.

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                 UGI CORPORATION
                                        |
                               UGI UTILITIES, INC.
                                        |
                             UGI DEVELOPMENT COMPANY
                                        |
                              UGID HOLDING COMPANY

                                    EXHIBIT A
                        UGI CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (Unaudited)
                              (Millions of dollars)

                                                           Consolidated  Eliminations                 Northfield       Vulcan
                                                              UGI            and           UGI         Holding      Acquisition
                                                             Corp.       Adjustments      Corp.        Company         Corp.
                                                           -----------   ------------   -----------   -----------   -------------
ASSETS
     CURRENT ASSETS:
        Cash and cash equivalents                            $   40.5       $      -        $  0.4         $12.5            $0.5
        Short-term investments                                   15.1              -             -           9.9               -
        Accounts receivable                                     102.9          (0.6)             -           0.1               -
        Accrued utility revenues                                  6.9              -             -             -               -
        Accounts receivable - intercompany                          -          (1.3)             -             -               -
        Inventories                                              87.1              -             -             -               -
        Deferred income taxes                                    13.7              -           0.2             -               -
        Prepaid expenses and other current assets                24.7          (2.3)           0.3             -               -
                                                           -----------   ------------   -----------   -----------   -------------
          Total current assets                                  290.9          (4.2)           0.9          22.5             0.5

     INVESTMENTS IN SUBSIDIARIES                                    -        (271.3)         271.3             -               -

     PROPERTY, PLANT AND EQUIPMENT
        Gross property, plant and equipment                   1,599.0              -           0.4             -               -
        Less:  Accumulated depreciation and amortization        514.9              -           0.3             -               -
                                                           -----------   ------------   -----------   -----------   -------------
          Net property, plant and equipment                   1,084.1              -           0.1             -               -

     OTHER ASSETS
        Intangible assets                                       653.1              -             -             -               -
        Utility regulatory assets                                61.1              -             -             -               -
        Other assets                                             46.7         (12.7)           2.2           4.9               -
                                                           -----------   ------------   -----------   -----------   -------------
          Total assets                                       $2,135.9       $(288.2)        $274.5         $27.4            $0.5
                                                           ===========   ============   ===========   ===========   =============


                                                                                                       United
                                                              UGI                         UGI          Valley
                                                           Utilities,    AmeriGas,     Properties,   Insurance
                                                              Inc.          Inc.          Inc.        Company
                                                           -----------   -----------   -----------   -----------
ASSETS
     CURRENT ASSETS:
        Cash and cash equivalents                              $ 11.1      $    2.8         $ 0.5          $1.1
        Short-term investments                                      -             -             -           5.2
        Accounts receivable                                      20.7          66.7             -           0.8
        Accrued utility revenues                                  6.9             -             -             -
        Accounts receivable - intercompany                        1.2             -             -           0.1
        Inventories                                              28.0          54.2             -             -
        Deferred income taxes                                     3.0           9.9             -           0.4
        Prepaid expenses and other current assets                 6.3          19.1           0.1             -
                                                           -----------   -----------   -----------   -----------
          Total current assets                                   77.2         152.7           0.6           7.6

     INVESTMENTS IN SUBSIDIARIES                                    -             -             -             -

     PROPERTY, PLANT AND EQUIPMENT
        Gross property, plant and equipment                     826.8         680.7          10.3             -
        Less:  Accumulated depreciation and amortization        270.0         242.7           1.6             -
                                                           -----------   -----------   -----------   -----------
          Net property, plant and equipment                     556.8         438.0           8.7             -

     OTHER ASSETS
        Intangible assets                                           -         610.2             -             -
        Utility regulatory assets                                61.1             -             -             -
        Other assets                                             17.4          22.8           4.2             -
                                                           -----------   -----------   -----------   -----------
          Total assets                                         $712.5      $1,223.7         $13.5          $7.6
                                                           ===========   ===========   ===========   ===========

                                                            Ashtola        UGI
                                                           Production   Enterprises,
                                                            Company        Inc.
                                                           -----------  -----------
ASSETS
     CURRENT ASSETS:
        Cash and cash equivalents                                $0.1       $ 11.5
        Short-term investments                                      -            -
        Accounts receivable                                         -         15.2
        Accrued utility revenues                                    -            -
        Accounts receivable - intercompany                          -            -
        Inventories                                                 -          4.9
        Deferred income taxes                                       -          0.2
        Prepaid expenses and other current assets                   -          1.2
                                                           -----------  -----------
          Total current assets                                    0.1         33.0

     INVESTMENTS IN SUBSIDIARIES                                    -            -

     PROPERTY, PLANT AND EQUIPMENT
        Gross property, plant and equipment                         -         80.8
        Less:  Accumulated depreciation and amortization            -          0.3
                                                           -----------  -----------
          Net property, plant and equipment                         -         80.5

     OTHER ASSETS
        Intangible assets                                           -         42.9
        Utility regulatory assets                                   -            -
        Other assets                                                -          7.9
                                                           -----------  -----------
          Total assets                                           $0.1       $164.3
                                                           ===========  ===========

                        UGI CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (Unaudited)
                              (Millions of dollars)



                                                           Consolidated  Eliminations                 Northfield       Vulcan
                                                              UGI            and           UGI         Holding      Acquisition
                                                             Corp.       Adjustments      Corp.        Company         Corp.
                                                           -----------   ------------   -----------   -----------   -------------
LIABILITIES  AND  EQUITY
     CURRENT LIABILITIES
        Current maturities of long-term debt                $    26.7      $       -      $      -     $       -       $       -
        Bank loans                                              121.0              -             -             -               -
        Accounts payable                                        100.6          (9.9)          10.4             -               -
        Accounts payable - intercompany                             -          (1.3)           0.7             -               -
        Employee compensation and benefits accrued               34.4              -           1.4             -               -
        Dividends and interest accrued                           44.1              -          10.2             -               -
        Income taxes accrued                                      0.6            1.3         (0.9)           0.1               -
        Refunds and deposits                                     35.6              -             -             -               -
        Other current liabilities                                39.3          (4.8)             -             -               -
                                                           -----------   ------------   -----------   -----------   -------------
          Total current liabilities                             402.3         (14.7)          21.8           0.1               -

     DEBT AND OTHER LIABILITIES
        Long-term debt                                          989.6              -             -             -               -
        Deferred income taxes                                   174.3          (2.2)           0.1             -               -
        Deferred investment tax credits                           9.6              -             -             -               -
        Other noncurrent liabilities                             81.0              -           3.4             -               -

     MINORITY INTEREST
        Minority interest in AmeriGas Partners                  209.9              -             -             -               -

     PREFERRED STOCK
        UGI Utilities Series Preferred Stock Subject to
          Mandatory Redemption                                   20.0              -             -             -               -

     COMMON STOCKHOLDERS' EQUITY
        Common Stock                                                -         (60.4)             -             -               -
        Additional paid-in-capital                              394.8        (550.8)         394.8         205.0               -
        Retained earnings (accumulated deficit)                 (8.2)          340.4         (8.2)       (177.7)             0.5
        Comprehensive income                                      0.5          (0.5)           0.5             -               -
        Unearned compensation-restricted stock                  (1.7)              -         (1.7)             -               -
                                                           -----------   ------------   -----------   -----------   -------------
                                                                385.4        (271.3)         385.4          27.3             0.5
        Less:  treasury stock, at cost                          136.2              -         136.2             -               -
                                                           -----------   ------------   -----------   -----------   -------------
          Total common stockholders' equity                     249.2        (271.3)         249.2          27.3             0.5
                                                           -----------   ------------   -----------   -----------   -------------
          Total liabilities and stockholders' equity        $ 2,135.9      $ (288.2)      $  274.5     $    27.4       $     0.5
                                                           ===========   ============   ===========   ===========   =============


                                                                                                       United
                                                              UGI                         UGI          Valley
                                                           Utilities,    AmeriGas,     Properties,   Insurance
                                                              Inc.          Inc.          Inc.        Company
                                                           -----------   -----------   -----------   -----------
LIABILITIES  AND  EQUITY
     CURRENT LIABILITIES
        Current maturities of long-term debt                  $   7.2      $   17.4      $    0.4      $      -
        Bank loans                                               87.4          22.0             -             -
        Accounts payable                                         37.8          49.0           0.1             -
        Accounts payable - intercompany                             -           0.4             -             -
        Employee compensation and benefits accrued                8.3          23.5             -             -
        Dividends and interest accrued                            4.7          29.1             -             -
        Income taxes accrued                                      0.2         (0.7)             -             -
        Refunds and deposits                                      6.2          23.2             -             -
        Other current liabilities                                11.6          22.1           0.1           4.7
                                                           -----------   -----------   -----------   -----------
          Total current liabilities                             163.4         186.0           0.6           4.7

     DEBT AND OTHER LIABILITIES
        Long-term debt                                          172.9         727.3           7.4             -
        Deferred income taxes                                   112.3          55.0           0.1             -
        Deferred investment tax credits                           9.6             -             -             -
        Other noncurrent liabilities                             14.7          45.3             -             -

     MINORITY INTEREST
        Minority interest in AmeriGas Partners                      -         209.8             -             -

     PREFERRED STOCK
        UGI Utilities Series Preferred Stock Subject to
          Mandatory Redemption                                   20.0             -             -             -

     COMMON STOCKHOLDERS' EQUITY
        Common Stock                                             60.3             -             -           0.1
        Additional paid-in-capital                               68.6         240.7           5.1           0.4
        Retained earnings (accumulated deficit)                  90.7       (240.9)           0.3           2.4
        Comprehensive income                                        -           0.5             -             -
        Unearned compensation-restricted stock                      -             -             -             -
                                                           -----------   -----------   -----------   -----------
                                                                219.6           0.3           5.4           2.9
        Less:  treasury stock, at cost                              -             -             -             -
                                                           -----------   -----------   -----------   -----------
          Total common stockholders' equity                     219.6           0.3           5.4           2.9
                                                           -----------   -----------   -----------   -----------
          Total liabilities and stockholders' equity          $ 712.5      $1,223.7      $   13.5      $    7.6
                                                           ===========   ===========   ===========   ===========



                                                            Ashtola        UGI
                                                           Production   Enterprises,
                                                            Company        Inc.
                                                           -----------  -----------
LIABILITIES  AND  EQUITY
     CURRENT LIABILITIES
        Current maturities of long-term debt                 $      -     $    1.7
        Bank loans                                                  -         11.6
        Accounts payable                                            -         13.2
        Accounts payable - intercompany                             -          0.2
        Employee compensation and benefits accrued                  -          1.2
        Dividends and interest accrued                              -          0.1
        Income taxes accrued                                      0.5          0.1
        Refunds and deposits                                        -          6.2
        Other current liabilities                                   -          5.6
                                                           -----------  -----------
          Total current liabilities                               0.5         39.9

     DEBT AND OTHER LIABILITIES
        Long-term debt                                              -         82.0
        Deferred income taxes                                       -          9.0
        Deferred investment tax credits                             -            -
        Other noncurrent liabilities                                -         17.6

     MINORITY INTEREST
        Minority interest in AmeriGas Partners                      -          0.1

     PREFERRED STOCK
        UGI Utilities Series Preferred Stock Subject to
          Mandatory Redemption                                      -            -

     COMMON STOCKHOLDERS' EQUITY
        Common Stock                                                -            -
        Additional paid-in-capital                                9.9         21.1
        Retained earnings (accumulated deficit)                (10.3)        (5.4)
        Comprehensive income                                        -            -
        Unearned compensation-restricted stock                      -            -
                                                           -----------  -----------
                                                                (0.4)         15.7
        Less:  treasury stock, at cost                              -            -
                                                           -----------  -----------
          Total common stockholders' equity                     (0.4)         15.7
                                                           -----------  -----------
          Total liabilities and stockholders' equity         $    0.1     $  164.3
                                                           ===========  ===========

                        UGI CORPORATION AND SUBSIDIARIES
                        CONSOLIDATING STATEMENT OF INCOME
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999
                                   (Unaudited)
                              (Millions of dollars)



                                                           Consolidated  Eliminations                 Northfield       Vulcan
                                                              UGI            and           UGI         Holding      Acquisition
                                                             Corp.       Adjustments      Corp.        Company         Corp.
                                                           -----------   ------------   -----------   -----------   -------------
REVENUES
     AmeriGas Propane                                        $  872.5        $     -       $     -        $    -          $    -
     UGI Utilities                                              420.6              -             -             -               -
     Energy Services and other                                   90.5          (2.4)             -             -               -
                                                           -----------   ------------   -----------   -----------   -------------
                                                              1,383.6          (2.4)             -             -               -

COSTS AND EXPENSES
     AmeriGas Propane cost of sales                             390.8              -             -             -               -
     UGI Utilities - gas, fuel and purchased power              205.2              -             -             -               -
     Energy Services and other cost of sales                     84.4              -             -             -               -
     Operating and administrative expenses                      454.4         (12.8)          10.4             -               -
     Depreciation and amortization                               89.7              -             -             -               -
     Other income, net                                         (16.8)           10.4        (10.5)         (5.5)           (0.1)
                                                           -----------   ------------   -----------   -----------   -------------
                                                              1,207.7          (2.4)         (0.1)         (5.5)           (0.1)
                                                           -----------   ------------   -----------   -----------   -------------
OPERATING INCOME                                                175.9              -           0.1           5.5             0.1
Merger Fee Income and Expenses, net                              19.9              -             -             -            19.9
Interest expense                                               (84.6)              -             -             -               -
Minority interest in AmeriGas Partners                         (10.7)              -             -             -               -
                                                           -----------   ------------   -----------   -----------   -------------
INCOME BEFORE INCOME TAXES AND SUBSIDIARY
     PREFERRED STOCK DIVIDENDS                                  100.5              -           0.1           5.5            20.0
Income taxes                                                   (43.2)              -         (0.3)         (1.9)           (7.0)
Dividends on UGI Utilities Series Preferred Stock               (1.6)          (1.6)             -             -               -
Equity in income of subsidiaries                                    -         (55.9)          55.9             -               -
                                                           -----------   ------------   -----------   -----------   -------------
NET INCOME                                                   $   55.7         (57.5)          55.7           3.6            13.0
                                                           ===========
Dividends on preferred stock                                                     1.6             -             -               -
                                                                         ------------   -----------   -----------   -------------
NET INCOME AFTER DIVIDENDS ON PREFERRED STOCK                                $(55.9)       $  55.7        $  3.6          $ 13.0
                                                                         ============   ===========   ===========   =============


                                                                                                       United
                                                              UGI                         UGI          Valley
                                                           Utilities,    AmeriGas,     Properties,   Insurance
                                                              Inc.          Inc.          Inc.        Company
                                                           -----------   -----------   -----------   -----------
REVENUES
     AmeriGas Propane                                          $    -       $ 872.5        $    -        $    -
     UGI Utilities                                              420.6             -             -             -
     Energy Services and other                                      -             -           1.8           0.6
                                                           -----------   -----------   -----------   -----------
                                                                420.6         872.5           1.8           0.6

COSTS AND EXPENSES
     AmeriGas Propane cost of sales                                 -         390.8             -             -
     UGI Utilities - gas, fuel and purchased power              205.2             -             -             -
     Energy Services and other cost of sales                        -             -             -             -
     Operating and administrative expenses                      116.9         328.9           0.7           1.0
     Depreciation and amortization                               23.0          66.2           0.4             -
     Other income, net                                          (5.1)         (5.7)         (0.1)         (0.4)
                                                           -----------   -----------   -----------   -----------
                                                                340.0         780.2           1.0           0.6
                                                           -----------   -----------   -----------   -----------
OPERATING INCOME                                                 80.6          92.3           0.8             -
Merger Fee Income and Expenses, net                                 -             -             -             -
Interest expense                                               (17.5)        (66.5)         (0.6)             -
Minority interest in AmeriGas Partners                              -        (10.7)             -             -
                                                           -----------   -----------   -----------   -----------
INCOME BEFORE INCOME TAXES AND SUBSIDIARY
     PREFERRED STOCK DIVIDENDS                                   63.1          15.1           0.2             -
Income taxes                                                   (24.2)        (10.8)         (0.1)             -
Dividends on UGI Utilities Series Preferred Stock                   -             -             -             -
Equity in income of subsidiaries                                    -             -             -             -
                                                           -----------   -----------   -----------   -----------
NET INCOME                                                       38.9           4.3           0.1             -

Dividends on preferred stock                                    (1.6)             -             -             -
                                                           -----------   -----------   -----------   -----------
NET INCOME AFTER DIVIDENDS ON PREFERRED STOCK                 $  37.3       $   4.3        $  0.1        $    -
                                                           ===========   ===========   ===========   ===========



                                                            Ashtola        UGI
                                                           Production   Enterprises,
                                                            Company        Inc.
                                                           -----------  -----------
REVENUES
     AmeriGas Propane                                              $-       $    -
     UGI Utilities                                                  -            -
     Energy Services and other                                      -         90.5
                                                           -----------  -----------
                                                                    -         90.5

COSTS AND EXPENSES
     AmeriGas Propane cost of sales                                 -            -
     UGI Utilities - gas, fuel and purchased power                  -            -
     Energy Services and other cost of sales                        -         84.4
     Operating and administrative expenses                          -          9.3
     Depreciation and amortization                                  -          0.1
     Other income, net                                              -          0.2
                                                           -----------  -----------
                                                                    -         94.0
                                                           -----------  -----------
OPERATING INCOME                                                    -        (3.5)
Merger Fee Income and Expenses, net                                 -            -
Interest expense                                                    -            -
Minority interest in AmeriGas Partners                              -            -
                                                           -----------  -----------
INCOME BEFORE INCOME TAXES AND SUBSIDIARY
     PREFERRED STOCK DIVIDENDS                                      -        (3.5)
Income taxes                                                        -          1.1
Dividends on UGI Utilities Series Preferred Stock                   -            -
Equity in income of subsidiaries                                    -            -
                                                           -----------  -----------
NET INCOME                                                          -        (2.4)

Dividends on preferred stock                                        -            -
                                                           -----------  -----------
NET INCOME AFTER DIVIDENDS ON PREFERRED STOCK                      $-       $(2.4)
                                                           ===========  ===========

                        UGI CORPORATION AND SUBSIDIARIES
       CONSOLIDATING STATEMENT OF RETAINED EARNINGS (ACCUMULATED DEFICIT)
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999
                                   (Unaudited)
                              (Millions of dollars)



                                                           Consolidated  Eliminations                 Northfield       Vulcan
                                                              UGI            and           UGI         Holding      Acquisition
                                                             Corp.       Adjustments      Corp.        Company         Corp.
                                                           -----------   ------------   -----------   -----------   -------------
Balance at September 30, 1998                                 $(17.7)         $116.7       $(17.7)      $    4.0         $     -

     Net income                                                  55.7         (57.5)          55.7           3.6            13.0

     Dividends on Common Stock                                 (45.8)          279.6        (45.8)       (185.3)          (12.5)

     Common Stock issued                                        (0.4)              -         (0.4)             -               -

     Dividends on UGI Utilities Series Preferred Stock              -            1.6             -             -               -

                                                           -----------   ------------   -----------   -----------   -------------
Balance at September 30, 1999                                  $(8.2)         $340.4        $(8.2)      $(177.7)         $   0.5
                                                           ===========   ============   ===========   ===========   =============

                                                                                                       United
                                                              UGI                         UGI          Valley
                                                           Utilities,    AmeriGas,     Properties,   Insurance
                                                              Inc.          Inc.          Inc.        Company
                                                           -----------   -----------   -----------   -----------
Balance at September 30, 1998                                   $82.4      $(197.6)          $0.2          $2.4

     Net income                                                  38.9           4.3           0.1             -

     Dividends on Common Stock                                 (29.0)        (47.6)             -             -

     Common Stock issued                                            -             -             -             -

     Dividends on UGI Utilities Series Preferred Stock          (1.6)             -             -             -

                                                           -----------   -----------   -----------   -----------
Balance at September 30, 1999                                   $90.7      $(240.9)          $0.3          $2.4
                                                           ===========   ===========   ===========   ===========


                                                            Ashtola        UGI
                                                           Production   Enterprises,
                                                            Company        Inc.
                                                           -----------  -----------
Balance at September 30, 1998                                 $(10.3)       $  2.2

     Net income                                                     -        (2.4)

     Dividends on Common Stock                                      -        (5.2)

     Common Stock issued                                            -            -

     Dividends on UGI Utilities Series Preferred Stock              -            -

                                                           -----------  -----------
Balance at September 30, 1999                                 $(10.3)       $(5.4)
                                                           ===========  ===========